

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2012

Via E-mail

Vincent R. Volpe Jr.
President and Chief Executive Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re:** **Dresser-Rand Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32586**

Dear Mr. Volpe:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 16
Economic, political and other risks associated with worldwide sales and operations could adversely affect our business, page 19

1. Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of April 3, 2009 and May 21, 2009. As you know, Iran Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.

Please describe Grupo Guascor's contacts with these countries. We note 2011 news articles reporting that Guascor inked several contracts to supply and install power generation equipment in Iran for a total value of $200M, and that Grupo Guascor has a subsidiary/joint venture called Genreacion Caribe S.A. (Cuba) (listed as a subsidiary in Exhibit 21.1) which is 70% controlled by a subsidiary of state utility Union Nacional Electrica.

Finally, we note from your Form 10-K that your clients include the following companies which have contacts in Iran, Syria, Sudan and/or Cuba: BP, Chevron, Dow Chemical, ExxonMobile, Petrobras, Repsol, Royal Dutch Shell, Statoil, Total and Pemex. Tell us whether these clients use your products, components or services in their contacts or operations in Iran, Syria, Sudan or Cuba.

Describe the services or products you have provided to Iran, Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them. For instance, we note the disclosure that sales in Iran and Syria were to clients including enterprises controlled by government agencies in the oil, gas, petrochemical and power generation industries.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, please tell us why your risk factor disclosure no longer includes a discussion of the risk of divestment and the risk to the company's reputation as a result of contacts with the referenced countries.

Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance